SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 25, 2003

Biomira Inc.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Interim Report
SIGNATURES
Exhibit Index
Certification pursuant to 18 U.S.C Section 1350
Certification Pursuant to 18 U.S.C Section 1350

Item	Page

Quarterly Report of the Company mailed to Shareholders on or about November 24, 2003 for the Third Quarter Ending September 30, 2003 and for the Nine Month Interim Period Ending September 30, 2003	3

Exhibits: Reference is made to the Exhibit Index annexed hereto on page 19 and made a part hereof

Signature	18

Exhibit Index	19

B I O M I R A
Interim Report 2003
For the 9 months ended September 30, 2003

Q1	Q2	Q3	Q4

QUARTERLY REPORT TO SHAREHOLDERS:

2003 Third Quarter Report

Corporate Update:

Theratope® Vaccine

For Biomira, the third quarter has been dominated by ongoing data and subset analysis from Biomira’s Phase III Theratope® vaccine study of women with metastatic breast cancer.

In June 2003, the Company announced that the results from the prospectively planned analysis from this large pivotal Phase III trial did not meet the two pre-determined statistical endpoints of time to disease progression and overall survival. However, one pre-stratified subset of patients, women on hormonal treatment following chemotherapy, showed a favourable trend to improvement in survival in the Theratope group. The Company hopes to discuss data from the trial and the subset analysis with the regulatory agencies, likely in early 2004.

The data from the final analysis of the Theratope Phase III clinical trial is scheduled to be presented at the 26th Annual San Antonio Breast Cancer Symposium (SABCS) being held at the Henry B. Gonzalez Convention Center in San Antonio, December 3-6, 2003. This is believed to be the largest breast cancer medical conference in the world and is a prestigious international symposium at which to present the data. David W. Miles, MD, BSc, FRCP, Senior Lecturer and Honorary Consultant in Medical Oncology at Guy’s Hospital in London, England and principal investigator for the Phase III trial, is scheduled to present the results in an oral presentation. Dr. Miles’ presentation is scheduled to be during General Session # 5. This session is scheduled to begin at 9:30 a.m. Central Time on Saturday, December 6, 2003. The presentation is planned to include details of the previously announced results of the Phase III clinical trial, as well as providing an update on the continuing analysis of the pre-stratified subset of women on hormonal therapy.

Theratope Phase II Aromatase Inhibitor/Faslodex® Trial

Biomira and Merck KGaA continue to enrol women into a Phase II study of women being treated for metastatic breast cancer with either aromatase inhibitors or Faslodex® (fulvestrant), an estrogen-receptor antagonist. This trial is being managed by Merck KGaA’s wholly owned U.S. subsidiary, EMD Pharmaceuticals, Inc. The Companies have added additional sites in the U.S., bringing the total to 17 sites, with another two sites under consideration, in order to enrol this trial as quickly as possible. Patients in this trial are at an earlier stage in their disease than those in our Phase III trial and data from this trial may be complementary to the data collected from the Phase III trial, especially as it relates to the subset of women in the Phase III trial that received hormonal treatment plus Theratope. Full enrolment is expected in the first half of 2004.

BLP25 Liposomal Vaccine Phase IIb Study in Non-Small Cell Lung Cancer (NSCLC)

Biomira is also awaiting the final analysis for the BLP25 Liposomal vaccine Phase IIb study in non-small cell lung cancer. This trial has been fully enrolled with 171 patients from both Canada and the United Kingdom. The trial has not yet reached the number of clinical events that would trigger the final analysis under the current clinical development plan. The final analysis results are currently expected in Q1/2004.

Financial Update

On September 22nd, Biomira announced a U.S. $16.3 million financing with Rodman & Renshaw, Inc. of New York acting as exclusive placement agent. The Company sold 9 million common shares at an issue price of U.S. $1.81, which represented a premium of 7.6 per cent over the U.S. $1.682 average of the closing bid price of Biomira common shares as quoted on the Nasdaq National Market for the five trading days up to and including September 18, 2003.

Each purchaser participating in the offering received 0.23 warrants for every common share purchased in the offering. Collectively, the purchasers received 2,070,000 warrants. Each warrant entitles the holder thereof to purchase one common share at an exercise price of U.S. $2.30. The warrants have an approximately two-year term, expiring September 18, 2005, and may not be exercised until after March 18, 2004. The placement agent also received 30,000 warrants with terms similar to those of the investor warrants, with the exception of a longer “no exercise” period of approximately one year.

Biomira has a financial goal of ensuring sufficient funds to aggressively move our two lead product candidates to the next level and this financing will assist the Company in accomplishing this goal.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis should be read in conjunction with the unaudited consolidated financial statements and accompanying notes.

Overview of the Business

Biomira Inc. is a product-focused biotechnology company applying its proprietary immunology and organic chemistry technologies in the development of therapeutic cancer vaccines. The Company’s lead product candidate, Theratope, currently undergoing an extensive review of data from a Phase III clinical trial of women with metastatic breast cancer, is also being tested in a Phase II breast cancer study involving patients on hormonal therapy for breast cancer and a Phase II study involving patients with colorectal cancer. With respect to its second product candidate, BLP25, Biomira is conducting a Phase IIb clinical trial for patients with non-small cell lung cancer. The Company’s commitment to the development of products for the treatment of cancer is focused on innovative strategies for cancer immunotherapy.

Results of Operations

Financial results for the nine months ended September 30, 2003 indicate a consolidated net loss from operations of $14.3 million or $0.25 per share, compared to a net loss of $22.8 million or $0.50 per share for the same period in 2002. The decreased loss of $8.5 million in 2003 stems largely from reduced expenditures of $8.8 million in research and development, $1.1 million in general and administrative, $0.4 million in marketing and business development, and a $0.4 million reduction in amortization of capital assets, offset by lower investment and other income of $1.0 million and lower revenue of approximately $1.2 million.

Overall, the reduction in operating loss stems from both the winding down of the Theratope Phase III clinical trial and the Company’s cost reduction initiatives previously announced in late 2002.

Revenues

Contract research and development revenue for the nine months ended September 30, 2003, totalling $2.0 million compared to $3.0 million for the same period in 2002, represents research and development funding received from Merck KGaA. Research and development revenues have declined by $1.0 million in 2003 due to lower costs related to the Theratope Phase III trial. Licensing revenues from collaborative agreements represent the amortization of upfront payments received by the Company upon commencement of the Merck KGaA collaboration. The decrease of $0.2 million in year-to-date licensing, royalties and other revenue relates to a one-time research project in 2002.

Research and Development

Research and development expenditures for the nine months ended September 30, 2003 were $11.8 million compared to $20.7 million for the same period in 2002. The two main drivers of the decrease of $8.8 million are the winding down of the Theratope Phase III trial, and the curtailment of early stage research programs after October 2002.

General and Administrative

Lower general and administrative expenses of $1.1 million for the nine months ended September 30, 2003, compared to the same period in 2002, reflect the head count reduction initiated in late 2002 and other cost containment efforts.

Marketing and Business Development

Marketing and business development expenditures for the nine months ended September 30, 2003 amounted to $1.0 million compared to $1.4 million for the same period in 2002, and reflect the timing of expenditures related to Theratope pre-launch activities. Marketing and business development expenditures include costs to develop Biomira’s internal marketing capabilities, as well as Theratope prelaunch activities jointly undertaken and funded with Merck KGaA.

Amortization Expense

Amortization of capital assets for the nine months ended September 30, 2003 is lower by $0.4 million over the prior year due to an asset impairment write down taken at the 2002 year end.

Investment and Other Income

Lower year-over-year investment income of $1.0 million for the nine months ended September 30, 2003 can be ascribed to drawing down the investment portfolio, lower market interest rates, and lower yields due to investment in conservative, highly liquid securities. For the nine months ended September 30, 2003, other income includes an unrealized net foreign exchange loss of $0.4 million on U.S. dollar denominated assets and liabilities due to a stronger Canadian currency, compared to an unrealized net foreign exchange loss of $0.2 million for the same period in 2002.

Liquidity and Capital Resources

Biomira’s financial reserves total $25.9 million in cash and short-term investments as at September 30, 2003. The major transactions responsible for the year-to-date net decrease in cash reserves of $11.2 million were primarily from cash used in operations (excluding unrealized foreign exchange loss) of $18.8 million and a $7.9 million repayment of convertible debenture principal and interest, offset by drawdowns of $2.4 million from the equity line and $12.4 million under the Base Shelf Prospectus.

On October 1, 2003, Biomira completed a third offering under the U.S. $150 million Base Shelf Prospectus dated April 30, 2002. Proceeds were $21.8 million (U.S. $16.3 million), less a 4% underwriting commission of $0.9 million (U.S. $0.7 million) to the placement agent, and other issue costs of approximately $0.2 million. Along with the 9 million shares, 2.1 million warrants were issued with a strike price of U.S. $2.30 that could generate an additional U.S. $4.8 million if fully exercised. To date the Company has accessed U.S. $25.5 million under the Base Shelf Prospectus.

As a result of the new capitalization, the Company’s available cash reserves of approximately $47 million, as at October 3, 2003, are projected to fund the current level of operations well into 2005.

Outlook

Until such time as Theratope and BLP25 receive regulatory approval and are successfully commercialized, Biomira will continue to incur operating losses. The magnitude of the Company’s operating losses will be largely affected by the timing and scope of future clinical trials and pre-launch activities related to the Company’s lead products as well as any new initiatives.

The Company has sufficient cash on hand to fund current levels of operations and capital requirements until 2005. Contingent on discussions with regulatory agencies, the possibility and timing related to the filing of a marketing application for Theratope and funding of various pre-commercialization initiatives could necessitate new financing by late 2004.

Risks and Uncertainties

As described in the Outlook, the immediate risks and uncertainties facing Biomira are: the ability to demonstrate convincing clinical benefit from the Theratope Phase III data analysis to support a marketing application; timely and favourable regulatory clearance; and the Company’s success in generating sufficient new capital on acceptable terms and on a timely basis. In the near and long term, the ability to secure financing will depend on several factors, such as: the Company’s prospects and conducive equity market conditions allowing financing to be placed on acceptable terms; the costs and timelines required to obtain regulatory approval for Biomira’s lead product candidates, Theratope and BLP25; the ability to patent and defend Biomira’s intellectual property; timely progression and favourable outcomes of current and future clinical studies; recruitment and retention of key personnel; and the Company’s ability to in-license complementary products and technology to build up its pipeline.

Other business risks and uncertainties have not changed significantly from those disclosed in the Management’s Discussion and Analysis in Biomira’s 2002 annual report and in other regulatory filings.

Forward-Looking Statements

This report may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing or availability of clinical trial analyses; efficacy, safety and clinical benefit of products; ability to secure, and timing of, regulatory clearances; timing of product launches in different markets; adequacy of financing and reserves on hand; scope and adequacy of insurance coverage; retention and performance of contractual third parties, including key personnel; the achievement of contract milestones; currency exchange rate fluctuations; changes in general accounting policies; and general economic factors. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a detailed description of the Company’s risks and uncertainties, you are encouraged to review the official corporate documents filed with the securities regulators in the United States and Canada.

Alex McPherson, MD, PhD
President and Chief Executive Officer

Share Registrars and Transfer Agents		Stock Listings and Symbols
Computershare Trust Company of Canada 600, 530 – 8th Ave. S.W. Calgary, Alberta, Canada T2P 3S8	Computershare Trust Company Inc. 350 Indiana St., Suite 800 Golden, CO 80401 USA	Toronto Stock Exchange: BRA Nasdaq National Market: BIOM

Contact: Jane Tulloch
Director, Investor Relations
780 490-2812 ir@biomira.com
We invite you to visit our web site at www.biomira.com or call our investor relations department toll free at 1-877-234-0444 Ext. 277.

CONSOLIDATED BALANCE SHEETS
(Canadian dollars, in thousands)

	September 30	December 31
	2003	2002

	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$15,017	$8,507
Short-term investments	10,929	28,682
Accounts receivable	567	1,207
Prepaid expenses	375	497

	26,888	38,893
Capital assets (net)	738	1,076

	$27,626	$39,969

LIABILITIES
Current
Accounts payable and accrued liabilities	$3,881	$8,580
Accrued interest on convertible debentures	—	28
Current portion of capital lease obligation	119	169
Current portion of deferred revenue	1,053	1,053

	5,053	9,830

Capital lease obligation	25	96
Deferred revenue	6,934	7,724
Class A preference shares	30	30

	12,042	17,680

SHAREHOLDERS’ EQUITY
Share capital (Notes 3, 4)	342,864	328,537
Convertible debentures (Notes 4, 5)	—	7,614
Warrants (Notes 3, 4, 5)	4,536	3,338
Contributed surplus	8,901	8,901
Deficit	(340,717)	(326,101)

	15,584	22,289

	$27,626	$39,969

CONSOLIDATED STATEMENTS OF OPERATIONS
(Canadian dollars, in thousands, except per share amounts)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2003	2002	2003	2002

REVENUE
Contract research and development	$414	$1,077	$1,951	$3,016
Licensing revenue from collaborative agreements	264	264	790	790
Licensing, royalties and other revenue	1	39	1	222

	679	1,380	2,742	4,028

EXPENSES
Research and development	3,433	6,978	11,847	20,671
General and administrative	1,323	1,630	4,401	5,483
Marketing and business development	390	312	967	1,378
Amortization of capital assets	112	227	350	727

	5,258	9,147	17,565	28,259

OPERATING LOSS	(4,579)	(7,767)	(14,823)	(24,231)
Investment and other income (Note 6)	150	389	458	1,523
Interest expense	(6)	(11)	(17)	(36)
Gain on disposal of capital assets	—	—	58	—

LOSS BEFORE INCOME TAXES	(4,435)	(7,389)	(14,324)	(22,744)
Income tax provision	(15)	(19)	(18)	(65)

NET LOSS	$(4,450)	$(7,408)	$(14,342)	$(22,809)

BASIC AND DILUTED LOSS PER SHARE (Note 7)	$(0.08)	$(0.16)	$(0.25)	$(0.50)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	59,145	52,817	59,145	52,817

CONSOLIDATED STATEMENTS OF DEFICIT
(Canadian dollars, in thousands)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2003	2002	2003	2002

DEFICIT, BEGINNING OF PERIOD	$(336,267)	$(308,156)	$(326,101)	$(290,116)
Net loss for the period	(4,450)	(7,408)	(14,342)	(22,809)
Accretion of convertible debentures	—	(1,031)	(713)	(3,259)
Interest, foreign exchange gain/loss, and carrying charges on convertible debentures (Note 6)	—	(95)	439	(506)

DEFICIT, END OF PERIOD	$(340,717)	$(316,690)	$(340,717)	$(316,690)

CONSOLIDATED STATEMENTS OF CASH FLOW
(Canadian dollars, in thousands)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2003	2002	2003	2002

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING
Net loss	$(4,450)	$(7,408)	$(14,342)	$(22,809)
Add/(less) items not affecting cash:
Amortization of capital assets	112	227	350	727
Gain on disposal of capital assets	—	—	(58)	—
Unrealized foreign exchange (gain)/loss	(187)	(166)	233	(20)
Net change in non-cash balances from operations	(212)	(244)	(4,746)	(5,275)

	(4,737)	(7,591)	(18,563)	(27,377)

INVESTING
Decrease in short-term investments	7,442	5,213	17,753	20,652
Purchase of capital assets	(12)	(142)	(12)	(266)
Proceeds on disposal of capital assets	—	—	73	—

	7,430	5,071	17,814	20,386

FINANCING
Proceeds on issue of common shares, net of issue costs	6	1,433	15,524	4,158
Proceeds from convertible debentures, net of financing costs	—	—	—	(24)
Repayment on convertible debentures	—	(4,118)	(7,826)	(11,063)
Interest on convertible debentures	—	(153)	(91)	(748)
Repayment of capital lease obligation	(38)	(50)	(115)	(162)

	(32)	(2,888)	7,492	(7,839)

Effect of exchange rate fluctuations on cash and cash equivalents	187	166	(233)	20

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	2,848	(5,242)	6,510	(14,810)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	12,169	13,221	8,507	22,789

CASH AND CASH EQUIVALENTS, END OF PERIOD	$15,017	$7,979	$15,017	$7,979

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid	$6	$11	$17	$36
Amount of income taxes paid	$—	$—	$5	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars, in thousands, except per share amounts and as noted otherwise)
(Unaudited)

1.	Basis of Presentation

The accompanying unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the year ended December 31, 2002, except as noted below. Comparative figures for prior periods have been restated to conform to the current presentation.

Omitted from these statements are certain information and note disclosures normally included in the annual financial statements prepared in accordance with Canadian GAAP. The financial statements and notes presented should be read in conjunction with the audited financial statements for the year ended December 31, 2002 filed with the appropriate securities commissions.

2.	Changes in Accounting Policy

a) Hedging relationships

Effective January 1, 2003, the Company adopted the recommendations of Accounting Guideline AcG-13 Hedging Relationships, which requires that, in order to apply hedge accounting, all hedge relationships must be identified, designated, documented, and effective. Where hedging relationships do not meet these criteria, hedge accounting must be discontinued. AcG-13 is effective for hedging relationships in effect in fiscal years beginning after July 1, 2003; however, early adoption is encouraged. There is no material impact from the adoption of AcG-13 on the financial statements either in the current period or the prior period presented.

b) Disclosure of guarantees

Effective January 1, 2003, the Company adopted the recommendations of Accounting Guideline AcG-14 Disclosure of Guarantees, which describes the nature and types of guarantees, provides examples of those guarantees covered by the scope of AcG-14, and details the prescribed disclosures. There is no material impact on the financial statements resulting from the adoption of AcG-14 either in the current period or the prior period presented.

c) Asset retirement obligations

Effective January 1, 2003, the Company adopted the recommendations of CICA Handbook Section 3110 Asset Retirement Obligations, which requires the recognition of a liability for obligations relating to asset retirements to be measured at fair value, capitalized as part of the carrying value of the underlying asset, and amortized to expense over its expected life. Although this standard is effective for fiscal years beginning after January 1, 2004, early adoption is encouraged. There is no material impact on the financial statements resulting from the adoption of CICA 3110 either in the current period or the prior period presented.

3.	New Equity Placement

Under the U.S. $150 million Base Shelf Prospectus dated April 30, 2002, the Company completed two equity offerings for share units consisting of common shares and immediately detachable purchase warrants totalling approximately 16.9% of the number of common shares issuable. The April 29, 2003 placement raised U.S. $5.5 million through issuance of 4,824,562 shares and 814,815 warrants. The May 8, 2003 placement raised U.S. $3.7 million through issuance of 3,245,614 shares and 548,148 warrants. The units were priced at U.S. $1.14 each, while the warrants have a strike price of U.S. $1.66 and an expiry date of two years from date of issuance if not exercised. In addition to their fee, the placement agent received 80,702 warrants with a strike price of U.S. $1.74, expiring two years from date of issuance.

	U.S. $5.5	U.S. $3.7
	Million	Million
	Offering	Offering	Totals

Gross proceeds	$7,951	$5,162	$13,114
Underwriting commission at 4%	(315)	(212)	(528)
Other issue costs	(125)	(81)	(206)

Net proceeds	$7,511	$4,869	$12,380

Proceeds allocated to warrants	$1,009	$486	$1,495
Proceeds allocated to share capital	6,502	4,383	10,885

	$7,511	$4,869	$12,380

4.	Share Capital

The following table presents share information for the period ended:

Common shares	September 30	December 31
	2003	2002

Common shares, beginning of period	53,796	52,377
Issued under equity offerings	8,070	—
Issued under the 1999 equity line Common Stock Purchase Agreement	1,367	1,229
Issued under exercise of warrants	267	—
Issued under exercise of stock options	46	190

Common shares, end of period	63,546	53,796

Common shares outstanding as at October 15, 2003	72,546

Stock options

Stock options, beginning of period	4,601	4,225
Granted	246	1,068
Exercised	(46)	(190)
Cancelled	(549)	(502)

Stock options, end of period	4,252	4,601

Stock options outstanding as at October 15, 2003	4,252

Stock options are exercisable at a range of exercise prices from $1.64 to $23.10 per share.

Warrants

Warrants, beginning of period	975	975
Issued	1,444	—
Exercised	(267)	—
Expired	—	—

Warrants, end of period	2,152	975

Warrants outstanding as at October 15, 2003	4,252

The warrants provide the holders with the right to purchase common shares at a range of prices from U.S. $1.66 to U.S. $6.00 per share.

Under CICA Handbook Section 3860 Financial Instruments, the convertible debenture warrants and the equity warrants have been accounted for in accordance with their substance and measured at their fair value using the Black-Scholes option-pricing model. In June 2003, under the terms of the Warrant Agreements associated with the U.S. $5.5 million and $3.7 million equity offerings, 266,666 warrants were exercised at the strike price of U.S. $1.66, yielding proceeds of $591 (U.S. $443).

5.	Convertible Debentures

The convertible debentures were fully repaid in May 2003, in advance of the repayment deadline of June 2, 2003, with no premium or penalty. Over the term of the convertible debenture agreement, cumulative repayments of principal and interest were $23,990.

As at September 30, 2003, the common equity component of the convertible debentures was nil (December 31, 2002 — $7,614) and the purchase warrants component was $3,338 (December 31, 2002 — $3,338), for an aggregate amount of $3,338 (December 31, 2002 — $10,952).

6.	Effects of Foreign Exchange Fluctuation

Due to the volatility of the Canadian dollar relative to the U.S. dollar over the 9 months ended September 30, 2003, the financial results for the period include foreign exchange gains and losses, as presented below:

	3 Months Ended		9 Months Ended
	September 30		September 30

	2003	2002	2003	2002

Investment and other income:
Net unrealized foreign currency translation and transaction losses	$(17)	$(148)	$(399)	$(208)

Interest, foreign exchange gain/loss, and carrying charges on convertible debentures:
Realized foreign exchange gain on principal repayments	$—	$45	$501	$39

7.	Basic and Diluted Loss per Share

Under CICA Handbook Section 3500 Earnings Per Share, basic and diluted loss per share has been calculated as follows:

	3 Months Ended		9 Months Ended
	September 30		September 30

	2003	2002	2003	2002

Net loss, as reported	$(4,450)	$(7,408)	$(14,342)	$(22,809)
Convertible debentures accounted for as equity:
Accretion of convertible debentures	—	(1,031)	(713)	(3,259)
Interest, foreign exchange gain/loss, and carrying charges on convertible debentures	—	(95)	439	(506)

Net loss to common shareholders	$(4,450)	$(8,534)	$(14,616)	$(26,574)

Weighted-average shares outstanding	59,145	52,817	59,145	52,817

Basic and diluted loss per share	$(0.08)	$(0.16)	$(0.25)	$(0.50)

8.	Stock-Based Compensation

As permitted by CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments, the Company has elected to continue measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the amount an optionee must pay to acquire the stock.

Had compensation costs for the Company’s stock option plan been determined at the grant date of the awards using the fair value method, additional compensation expense would have been recorded in the consolidated statements of operations for the period, with pro forma net loss and loss per share, as presented in the table below.

	3 Months Ended		9 Months Ended
	September 30		September 30

	2003	2002	2003	2002

Net loss to common shareholders (Note 7)	$(4,450)	$(8,534)	$(14,616)	$(26,574)
Compensation expense arising from:
Options awarded in current year	(61)	(16)	(87)	(50)
Options awarded in prior year	(259)	—	(777)	—

Pro forma net loss	$(4,770)	$(8,550)	$(15,480)	$(26,624)

Pro forma basic and diluted loss per share	$(0.08)	$(0.16)	$(0.26)	$(0.50)

Compensation expense for options awarded in the current and prior periods reflects the amortization of the fair value of these options over their respective vesting periods.

The following weighted-average assumptions were used in the Black-Scholes option pricing model for valuation of stock options granted during the period:

Dividend rate	0.0%	0.0%
Annualized volatility	112.40%	90.85%
Risk-free interest rate	4.24%	4.36%
Expected life of options in years	4.8	6.0

The pro forma amounts estimated according to the Black-Scholes option pricing model may not be indicative of actual values realized upon the exercise of these options by the holders.

9.	Segmented Information

The Company is engaged worldwide primarily in the biotechnology healthcare industry in a single business segment, research and development of therapeutic products for the treatment of cancer. Operations and capital assets by geographic region for the periods indicated are as follows:

	3 Months Ended		9 Months Ended
	September 30		September 30

	2003	2002	2003	2002

Revenue from operations located in
Canada	$19	$87	$86	$355
United States	1	—	1	—
Barbados	550	1,184	2,328	3,346
Europe	109	109	327	327

	$679	$1,380	$2,742	$4,028

Amortization of capital assets in
Canada	$104	$153	$328	$480
United States	8	74	22	247

	$112	$227	$350	$727

	September 30	December 31
	2003	2002

Capital assets in
Canada	$697	$1,013
United States	41	63

	$738	$1,076

The Company derives significant revenue from certain customers. The number of customers which individually account for more than 10 per cent of revenue and total revenue from transactions with those customers are as follows:

	Number of Customers	Revenue

2003	1	$2,741
2002	1	3,806

10.	Subsequent Event

On October 1, 2003, the Company completed a third equity offering under the U.S. $150 million Base Shelf Prospectus dated April 30, 2002. Pursuant to a Subscription Agreement dated September 18, 2003, the Company closed the offering consisting of 9,000,000 common shares with detachable purchase warrants totaling 23% of the number of common shares, or 2,070,000. These share units are priced at U.S. $1.81 each, yielding gross proceeds of U.S. $16.3 million, less a 4% or U.S. $652 underwriting commission to the placement agent, for net proceeds of U.S. $15.6 million. Under the terms of an associated Common Stock Purchase Warrant agreement, the buyers have the right to purchase up to 2,070,000 common shares at a strike price of U.S. $2.30, which may be exercised only after March 18, 2004. The placement agent also received 30,000 warrants at a strike price of U.S. $2.30. The placement agent warrants have a one year “no exercise” period. All warrants will expire, if not exercised, on September 18, 2005. The date of issuance was October 1, 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: November 25, 2003	By:	/s/ Edward A. Taylor Edward A. Taylor Vice President Finance and Chief Financial Officer

Exhibit Index

Exhibit No.	Description

32.1	Certification of the Company’s Chief Executive Officer relating to the financial statements attached as a part of the Third Quarter Interim Report for 2003 to Shareholders, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of the Company’s Chief Financial Officer relating to the financial statements attached as a part of the Third Quarter Interim Report for 2003 to Shareholders, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002